Exhibit 99.1

Rio Alto completes 2014 oxide drilling program at La Arena

For Immediate Release	September 29, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM) is pleased to report the assay results from 29 reverse circulation (“RC”) drill holes drilled between May and August 2014 within and around the Calaorco Pit at the Company’s La Arena Gold Oxide Mine located in La Libertad, northern Peru. The Calaorco Pit is the primary source of Rio Alto’s current gold production. These results are in addition to the results from 19 RC drill holes previously announced by the Company in a news release dated May 15, 2014. The 2014 phase of oxide drilling in and around the Calaorco Pit is now completed and comprised of 48 RC drill holes for a total of 12,119 metres drilled.

Reference is made to the 2014 oxide gold Reserve Pit (the “2014 Reserve Pit”) which is detailed in the La Arena Project Technical Report with an effective date of December 31, 2013, prepared on behalf of the Company by Mining Plus Peru S.A.C. (the “December 2013 Report”), a copy of which is available under the Company’s SEDAR profile at www.sedar.com.

The more significant intercepts of the latest 29 RC drill holes are:

•  CA-R14-022 - 168 m @ 0.38 g/t Au, of which 14 m @ 1.54 g/t Au being Outside the 2014 Reserve Pit.

•  CA-R14-48 - 156 m @ 0.54 g/t Au, of which 30 m @ 1.54 g/t Au being Outside the 2014 Reserve Pit.

In addition, 27 out of the 29 drill holes intersected gold mineralization at grades above the current mining cut-off grade.

Of the total 48 RC drill holes completed during 2014, 10 RC drill holes ended in oxide mineralization, namely: CA-R14-007 (16 m @ 1.28 g/t Au); CA-R14-016 (16 m @ 1.38 g/t Au); CA-R14-019 (18 m @ 0.32 g/t Au); CA-R14-023 (20 m @ 0.48 g/t Au); CA-R14-025 (42 m @ 0.76 g/t Au); CA-R14-027 (10 m @ 0.41 g/t Au); CA-R14-034 (12 m @ 1.83 g/t Au); CA-R14-038 (46 m @ 0.65 g/t Au); CA-R14-040 (76 m @ 1.06 g/t Au); and CA-R14-043 (34 m @ 0.81 g/t Au).

Oxide mineralization within and around the Calaorco Pit is still open, and exhibiting strong gold grades, in three directions: to the west, to the north and at depth. These target areas will be further tested by a RC drill program currently being planned for 2015.

The results of the 2014 oxide drilling program demonstrate that a large amount of oxide brecciated sandstone mineralization (the main mineral type at La Arena) lies outside the 2014 Reserve Pit. The results are very encouraging and indicate the potential to increase oxide gold resources and reserves and extending mine life.

Updated resource and reserve modeling for the gold oxide mineralization at La Arena is currently underway. Management expects that this drilling program has the potential to allow positive changes to be made to the resource block classification, define new resource blocks and given that the deposit is open to the north, west and at depth, identify new areas to test in order to further increase resources and reserves in the future. The updated resource and reserve estimate for the gold oxide mineralization at La Arena is expected to be released in Q1, 2015.

Rio Alto acquired the La Arena Gold Project in mid-2009 from IAMGOLD with the objective of bringing the mine into production as rapidly as possible. Twenty months later, the first gold bar at La Arena was poured and since then the Company has produced over 550,000 ounces of gold. The principal focus during the first two years of project ownership was to achieve gold production to allow the Company to generate cash flow and fund further expansion and development of the project from this cash flow. Exploration drilling was deferred during this period and only commenced after positive cash flow started to be generated by the project in early 2012.

Since 2012, oxide drilling has resulted in the gold oxide reserve increasing from 821,000 ounces at the beginning of 2011 to 1,056,000 ounces at the beginning of 2014 with approximately 575,000 ounces having been produced from start-up of production in May 2011 until the end of Q2, 2014. This represents an increase of approximately 780,000 ounces (before depletion) since mining commenced at La Arena.

Drill Results

The following table sets out the results from the latest 29 RC drill holes drilled within and around the Calaorco Pit. The intercepts reported are either within (“Inside”) the 2014 Reserve Pit or outside or below (“Outside”) the 2014 Reserve Pit. A map illustrating drill hole locations and selected drill hole cross sections related to this news release may be accessed by following this link.

Hole_ID	from	to	Interval	Au g/t	Ag g/t	Comments
CA-R14-020	72	82	10	0.21	0.90	Outside Reserve Pit
CA-R14-021	0	138	138	0.61	0.51	Inside Reserve Pit
Including	64	126	62	1.03	0.82	Inside Reserve Pit
CA-R14-022	16	184	168	0.38	0.52	Outside Reserve Pit
Including	96	110	14	1.54	1.51	Outside Reserve Pit
CA-R14-023	134	228	94	0.32	0.36	Outside Reserve Pit
CA-R14-023	236	294	58	0.29	0.59	Outside Reserve Pit
CA-R14-024	18	126	108	0.47	0.22	Inside Reserve Pit
CA-R14-024	146	154	8	0.33	0.10	Inside Reserve Pit
CA-R14-024	240	282	42	0.76	0.26	Outside Reserve Pit

Hole_ID	from	to	Interval	Au g/t	Ag g/t	Comments
CA-R14-025	0	120	120	0.61	0.23	Inside Reserve Pit
Including	22	44	22	1.90	0.11	Inside Reserve Pit
CA-R14-025	186	236	50	0.30	0.35	Outside Reserve Pit
CA-R14-026	10	52	42	0.24	0.25	Inside Reserve Pit
CA-R14-026	70	84	14	0.22	0.29	Inside Reserve Pit
CA-R14-026	174	238	64	0.33	0.55	Outside Reserve Pit
CA-R14-027	8	34	26	0.25	0.36	Inside Reserve Pit
CA-R14-027	50	142	92	0.44	1.25	Inside Reserve Pit
CA-R14-027	172	204	32	0.24	1.31	Outside Reserve Pit
CA-R14-028	22	38	16	0.21	0.24	Inside Reserve Pit
CA-R14-029	0	90	90	0.56	0.18	Inside Reserve Pit
Including	18	28	10	2.97	0.40	Inside Reserve Pit
CA-R14-029	148	168	20	0.32	0.72	Inside Reserve Pit
CA-R14-029	198	216	18	0.22	0.31	Outside Reserve Pit
CA-R14-030	18	112	94	0.32	0.21	Inside Reserve Pit
CA-R14-030	194	218	24	0.49	0.65	Outside Reserve Pit
CA-R14-031	No significant Intercepts
CA-R14-032	116	174	58	0.38	1.00	Outside Reserve Pit
CA-R14-033	52	70	18	0.24	0.50	Inside Reserve Pit
CA-R14-033	114	160	46	0.30	0.70	Outside Reserve Pit
CA-R14-033	204	262	58	0.62	0.31	Outside Reserve Pit
CA-R14-034	0	158	158	0.55	0.74	Inside Reserve Pit
Including	80	126	46	1.17	0.56	Inside Reserve Pit
CA-R14-034	186	198	12	1.84	0.43	Outside Reserve Pit
CA-R14-035	0	90	90	0.19	0.12	Inside Reserve Pit
CA-R14-035	198	210	12	0.35	0.10	Outside Reserve Pit
CA-R14-036	198	234	36	0.22	0.36	Outside Reserve Pit
CA-R14-037	2	68	66	0.50	0.23	Inside Reserve Pit
CA-R14-037	84	156	72	0.28	0.34	Outside Reserve Pit
CA-R14-037	212	276	64	0.29	0.27	Outside Reserve Pit
CA-R14-038	0	38	38	0.18	0.18	Inside Reserve Pit
CA-R14-038	60	76	16	0.24	0.11	Inside Reserve Pit
CA-R14-038	154	166	12	0.51	0.10	Inside Reserve Pit
CA-R14-038	184	228	44	0.20	0.13	Outside Reserve Pit
CA-R14-038	234	284	50	0.61	0.42	Outside Reserve Pit
CA-R14-039	20	48	28	1.00	2.44	Inside Reserve Pit
CA-R14-039	56	82	26	0.29	0.52	Inside Reserve Pit
CA-R14-039	114	266	152	0.38	0.17	Outside Reserve Pit
Including	212	228	16	1.32	0.18	Outside Reserve Pit
CA-R14-040	38	162	124	0.23	0.34	Inside Reserve Pit

Hole_ID	from	to	Interval	Au g/t	Ag g/t	Comments
CA-R14-040	198	280	82	1.00	0.56	Outside Reserve Pit
Including	210	236	26	2.30	0.99	Outside Reserve Pit
CA-R14-041	208	246	38	0.22	0.61	Outside Reserve Pit
CA-R14-042	104	120	16	0.56	0.24	Outside Reserve Pit
CA-R14-042	130	168	38	0.44	0.32	Outside Reserve Pit
CA-R14-042	182	240	58	0.30	0.43	Outside Reserve Pit
CA-R14-043	16	150	134	0.32	0.13	Outside Reserve Pit
Including	62	76	14	0.86	0.16	Outside Reserve Pit
CA-R14-043	170	228	58	0.55	0.19	Outside Reserve Pit
CA-R14-044	0	42	42	0.51	0.19	Inside Reserve Pit
CA-R14-044	70	84	14	0.43	0.43	Inside Reserve Pit
CA-R14-044	128	154	26	0.34	0.18	Outside Reserve Pit
CA-R14-045	0	10	10	0.22	0.32	Outside Reserve Pit
CA-R14-045	18	52	34	0.17	0.12	Outside Reserve Pit
CA-R14-045	88	112	24	0.69	1.33	Outside Reserve Pit
CA-R14-046	0	42	42	0.32	0.78	Inside Reserve Pit
CA-R14-047	Not significant Intercepts
CA-R14-048	68	90	22	0.38	0.64	Inside Reserve Pit
CA-R14-048	102	116	14	0.16	0.19	Inside Reserve Pit
CA-R14-048	134	290	156	0.54	0.18	Outside Reserve Pit
CA-R14-048	202	232	30	1.54	0.17	Outside Reserve Pit

Sampling of the reverse circulation drilling and sample preparation were performed by Rio Alto personnel and were carried out under strict protocols recommended in the NI 43-101 Technical Report dated July 31, 2010 prepared by Coffey Mining Pty Ltd for the Company. Samples were taken every 2m and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%. Rio Alto has a rigorous QA/QC program over the chain-of-custody of samples and the insertion of blanks, duplicates, and certified reference standards in each batch of samples. Samples were shipped to CERTIMIN in Lima where they were dried, crushed, pulverized, and assayed. All gold assays were obtained by standard 50g fire assaying with AA finish. All silver assays reported in the press release were obtained by Aqua-Regia dissolution followed by ICP measurement. CERTIMIN is an ISO 9001:2000 certified laboratory.

Mr. Enrique Garay, MSc. P.Geo (AIG Member), Vice President Geology of Rio Alto, is the Qualified Person (as defined by NI 43-101) responsible for managing the Company’s exploration programs and disclosure of drilling results. Mr. Garay has read and approved the scientific and technical information in this news release.

For additional information regarding La Arena Project please refer to the December 2013 Report prepared on behalf of the Company by Mining Plus Peru S.A.C., a copy of which is available on the Company’s SEDAR profile at www.sedar.com.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements, most particularly the potential to increase the resource and reserve estimate of the gold oxide mineralization at La Arena Project, the timing for the completion of an updated resource and reserve estimate for the gold oxide mineralization at La Arena Project and to extend the life of La Arena Gold Oxide Mine. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Forward-looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President, CEO & Director

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 625 9900	Phone: 604.628.1401
Fax: 866.393.4493	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com
Web: www.rioaltomining.com

RESERVE PIT 2014
815000 E
815500 E
816000 E
816500 E
9126500 N
9126000 N
N
CA-R14-005
CA-R14-006
CA-R14-020
CA-R14-032
CA-R14-003
CA-R14-045
CA-R14-043
CA-R14-007
CA-R14-019
CA-R14-009
CA-R14-041
CA-R14-022
CA-R14-048
CA-R14-013
CA-R14-039
CA-R14-042
CA-R14-018
CA-R14-040
CA-R14-027
CA-R14-029
CA-R14-017
CA-R14-046
CA-R14-021
CA-R14-025
CA-R14-024
CA-R14-015
CA-R14-038
CA-R14-028
CA-R14-026
CA-R14-035
CA-R14-036
CA-R14-044
CA-R14-037
CA-R14-033
CA-R14-030
CA-R14-004
CA-R14-002A
CA-R14-001
CA-R14-010
CA-R14-008
CA-R14-011
CA-R14-012
Au_g/t
0.10 - 0.25
0.25 - 0.50
0.50 - 1.00
> 1.00
0
100
200 Meters

SECTION 9126000
3600 RL
3600 RL
Current Surface
CA-R14-037
CA-R14-034
66 m @ 0.50 g/t Au
3400 RL
3400 RL
158 m @ 0.55 g/t Au,
Including: 46 m @ 1.17 g/t Au
Below the Reserve Pit
72 m @ 0.28 g/t Au
12 m @ 0.1.84 g/t Au
Below the Reserve Pit
64 m @ 0.29 g/t Au
9126000
Au_g/t
0.10 - 0.25
0.25 - 0.50
0.50 - 1.00
> 1.00
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014
0
50
100 Meters

SECTION 9126130
3600 RL
3600 RL
3400 RL
3400 RL
CA-R14-016
CA-R14-038
38 m @ 0.18 g/t Au
Outside Reserve Pit
74 m @ 0.67 g/t Au,
Including 16 m @ 1.38 g/t Au
44 m @ 0.20 g/t Au
50 m @ 0.61 g/t Au
230 m @ 0.97 g/t Au
Au_g/t
0.10 - 0.25
0.25 - 0.50
0.50 - 1.00
> 1.00
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014
0
50
100 Meters
9126130

SECTION 9126180
3600 RL
3600 RL
3400 RL
3400 RL
Current Surface
CA-R14-021
CA-R14-015
CA-R14-046
CA-R14-025
CA-R14-024
120 m @ 0.61 g/t Au,
Including 22 @ 1.9 g/t Au
42 m @ 0.32 g/t Au
138 m @ 0.61 g/t Au,
Including 62 m @ 1.03 g/t Au
108 m @ 0.47 g/t Au
314 m @ 0.70 g/t Au
Below the Reserve Pit
166 m @ 0.80g/t Au
50 m @ 0.30 g/t Au
42 m @ 0.76 g/t Au
Au_g/t
0.10 - 0.25
0.25 - 0.50
0.50 - 1.00
> 1.00
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014
0
50
100 Meters
9126180

SECTION 9126300
3600 RL
3600 RL
3400 RL
3400 RL
Current Surface
CA-R14-018
CA-R14-040
Below the Reserve Pit
108 m @ 0.20 g/t Au,
Including 14 m @ 0.82 g/t Au
124 m @ 0.23 g/t Au
Below the Reserve Pit
82 m @ 1.00 g/t Au,
Including 26 m @ 2.3 g/t Au
Au_g/t
0.10 - 0.25
0.25 - 0.50
0.50 - 1.00
> 1.00
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014
0
50
100 Meters
9126300

SECTION 9126375
3600 RL
3600 RL
Current Surface
CA-R14-022
CA-R14-013
CA-R14-048
CA-R14-039
3400 RL
3400 RL
Below the Reserve Pit
168 m @ 0.38 g/t Au,
Including 14 m @ 1.54 g/t Au
Below the Reserve Pit
152 m @ 0.38 g/t Au,
Including 16 m @ 1.32 g/t Au
Below the Reserve Pit
82 m @ 0.25 g/t Au
Below the Reserve Pit
156 m @ 0.54 g/t Au,
Including 30 m @ 1.54 g/t Au
CA-R14-014A
9126375
Au_g/t
0.10 - 0.25
0.25 - 0.50
0.50 - 1.00
> 1.00
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014
0
50
100 Meters

SECTION 9126470
3600 RL
3600 RL
Current Surface
Below the Reserve Pit
134 m @ 0.32 g/t Au,
Including 14 m @ 0.86 g/t Au
CA-R14-007
CA-R14-043
CA-R14-019
CA-R14-023
CA-R14-009
3400 RL
3400 RL
Below the Reserve Pit
22m @ 1.60 g/t Au
Below the Reserve Pit
160 m @ 0.40 g/t Au,
Including 14 m @ 1.56 g/t Au
Below the Reserve Pit
160 m @ 0.30 g/t Au
9126470
Au_g/t
0.10 - 0.25
0.25 - 0.50
0.50 - 1.00
> 1.00
LEGEND
Resource Pit Shell ($1400)
Reserve Pit 2014
0
50
100 Meters